UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 14D-9
SOLICITATION/ RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)
Onyx Software Corporation
(Name of Subject Company)
Onyx Software Corporation
(Name of Person(s) Filing Statement)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
683402200
(CUSIP Number of Class of Securities)
Janice P. Anderson
President, Chief Executive Officer and Chairman of the Board
Onyx Software Corporation
1100 112th Avenue NE, Suite 100
Bellevue, Washington 98004-4504
(425) 451-8060
(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
Copies To:
Alan C. Smith, Esq.
Orrick, Herrington & Sutcliffe LLP
719 Second Avenue, Suite 900
Seattle, Washington 98104
(206) 839-4300
     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment
     The purpose of this amendment is to amend and supplement Item 3, Item 4 and Item 7 and add additional exhibits to Item 9 of the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Onyx Software Corporation on July 17, 2006 and subsequently amended (collectively, the “Statement”), and to revise the Exhibit Index accordingly.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     Section 3(a) of Item 3 entitled “Arrangements with Executive Officers and Directors of the Company” is hereby amended and supplemented by the addition of the following new paragraphs:
     On July 24, 2006, Onyx began entering into employment agreement amendments with its officers for the sole purpose of addressing certain regulatory tax matters created by new regulations arising under Section 409A of the Internal Revenue Code of 1986, as amended. Onyx expects to have the agreements executed by each executive officer during the week of July 24, 2006. Pursuant to these regulations and recent interpretations by the Internal Revenue Service, compensation and benefits that may be paid to these executives upon a termination of their employment with Onyx for “good reason” under their respective employment agreements could be deemed to constitute “deferred” compensation subject to Section 409A, and to the extent such officer is deemed to be a “specified” executive under Section 409A at the time of termination, the payments made to such officer would be subject to a 20% excise tax. Section 409A offers a “safe harbor” pursuant to which no excise tax is owed if the officer agrees to defer receipt of the payments for a six-month period beginning at the end of the officer’s employment with Onyx.
     Pursuant to the employment agreement amendments, Onyx and each officer agreed to defer the commencement of any post-termination benefits that would otherwise constitute deferred compensation under Section 409A for a period of six months after the executive ceases employment. During the period of deferral, each officer would be entitled to interest on such deferred payments at a per annum rate equal to the highest rate of interest applicable to six-month money market accounts offered by selected institutions on the date of termination. The amendments do not increase the compensation or benefits payable to the officers in any manner, except to the limited extent of the interest payable to the officers for the six-month period during which the officers have deferred receipt of payments otherwise due. A form of employment agreement amendment is filed herewith as Exhibit (e)(20) and is incorporated herein by reference.
Item 4. The Solicitation or Recommendation.
     The fourth paragraph of Section 4(b), which appears on pages 9 and 10 of the Statement as originally filed, is hereby amended to read in its entirety as follows (new text is underlined):
     During the fall of 2005, Onyx management, with assistance from its consulting firm, undertook to systematically examine the market opportunities for Onyx, to clarify and further develop Onyx’s market strategy, to develop a specific approach to the various market segments addressed by Onyx products and to generate a preliminary list of candidate companies for potential strategic transactions and partnerships to complement Onyx’s organic growth objectives. During this time, Onyx management also discussed strategic options involving private equity transactions, such as the potential for an acquisition by a private equity firm, and the advantages and disadvantages of these options for enhancing shareholder value. During this time, members of Onyx management had a meeting with representatives of Thoma Cressey Equity Partners, at the initiation of Thoma Cressey. The discussions at this meeting involved the general background of private equity transactions. Thoma Cressey described its approach to valuation of these transactions, the potential benefits it saw for Onyx in pursuing such a transaction and its interest in potentially pursuing a transaction with Onyx. No specific proposal was discussed at this time and no offer was made. Onyx representatives advised Thoma Cressey that Onyx’s board of directors at that time believed that Onyx’s best alternative for enhancing shareholder value was to pursue its growth and acquisition strategy as an independent company. Accordingly, at this time, there was no agreement to pursue additional discussions or have additional meetings.
     The twelfth paragraph of Section 4(b), which appears on page 11 of the Statement as originally filed, is hereby amended to read in its entirety as follows (new text is underlined):
     CDC issued another press release on December 30, 2005, requesting a response to its proposal from Onyx’s independent directors, notwithstanding the fact that the meeting to discuss the proposal had been scheduled for later that very same day and had not yet been held. Later that day, Ms. Anderson, Mr. Chamberlain and Paul Dauber, then Chief Legal Officer of Onyx, participated in a teleconference with Mr. Yip and CDC internal counsel to discuss CDC’s proposal. Mr. Yip left the meeting part way through and rejoined after an absence of approximately ten minutes. Ms. Anderson asked Mr. Yip to clarify the terms of the proposal, noting that it did not involve any liquidity for Onyx shareholders and effectively resulted in Onyx paying a premium to CDC for its assets, based on the market valuation of CDC at the time. Mr. Yip confirmed that Ms. Anderson correctly understood the terms of the proposal. Ms. Anderson expressed her view that it was unlikely that the board of directors or shareholders of Onyx would support such a transaction and asked Mr. Yip whether there was willingness on CDC’s part to restructure the offer to a form that would provide a significant element of cash for Onyx shareholders. Mr. Yip advised Ms. Anderson that CDC did not intend to change the offer. Mr. Yip then terminated the phone call, reporting that he had been called for dinner by his spouse.
     Following the fourteenth paragraph of Section 4(b), which appears on page 11 of the Statement as originally filed, the following paragraph is hereby added:
     In response to CDC’s December 30, 2005 press release, multiple institutional shareholders of Onyx, including Diker GP, LLC and Special Situations Funds, independently contacted Ms. Anderson and Mr. Chamberlain at Onyx to express their view that the CDC proposal in its current form was not desirable because it did not offer Onyx shareholders any liquidity or a control premium.
     The sixteenth paragraph of Section 4(b), which appears on page 12 of the Statement as originally filed, is hereby amended to read in its entirety as follows (new text is underlined):
     On January 11, 2006, Ms. Anderson and Mr. Chamberlain met with representatives of Battery Ventures VI, L.P., at Battery’s request, to discuss Battery’s general interest in a possible transaction. These discussions were general in nature and no specific offer or proposal was made. Mr. Chamberlain advised Battery that Onyx’s board of directors at that time believed that Onyx’s best alternative for enhancing shareholder value would be to pursue its growth and acquisition strategy as an independent company. Accordingly, at this time, there was no agreement to pursue additional discussions or have additional meetings. Separately, on that same day, Ms. Anderson spoke with the chief executive officer of Company A to discuss the potential for mutual strategic interests.
     The 39th paragraph of Section 4(b), which appears on page 14 of the Statement as originally filed, is hereby amended to read in its entirety as follows (new text is underlined):

     On April 25, 2006, Piper Jaffray held discussions with Fund E, during which Fund E communicated its view of Onyx’s business and proposed a possible transaction valuation that would be at a level reasonably consistent with the cash offer publicly announced by CDC. Representatives of Piper Jaffray indicated to Fund E that their valuation would not be acceptable to Onyx and explored Fund E’s willingness to increase its proposed price. Fund E, however, indicated that its price was firm and not subject to further increase. Accordingly and in light of the higher bids received from other parties, no further discussions with Fund E were pursued.
     The final sentence of the 42nd paragraph of Section 4(b), which paragraph appears on page 14 of the Statement as originally filed, is hereby amended and restated to read in its entirety as follows (new text is underlined):
     The board directed Piper Jaffray to pursue a transaction with Company A as quickly as possible, because Company A at the time was the highest bidder with its April 26, 2006 written proposal of $5.20 per share and the party most engaged in the due diligence process.
     The 52nd paragraph of Section 4(b), which appears on page 15 of the Statement as originally filed, is hereby amended to read in its entirety as follows (new text is underlined):
     On May 9, 2006, Onyx received an executed nondisclosure agreement from Fund D, dated as of May 3, 2006, and held a diligence meeting with Fund D. Fund D subsequently advised Piper Jaffray that it had no interest in pursuing discussions with Onyx if the price were to be higher than $4.57, the price of the cash proposal previously announced by CDC. In addition, Onyx and Company A held a due diligence teleconference covering revenue recognition and accounting due diligence.
     The 65th paragraph of Section 4(b), which appears on page 17 of the Statement as originally filed, is hereby amended to read in its entirety as follows (new text is underlined):
     On June 5, 2006, Piper Jaffray received an email inquiry from representatives of Company A and its potential acquirer again expressing interest in reengaging in discussions. Piper Jaffray informed Onyx of the inquiry and subsequently contacted representatives of both Company A and its potential acquirer. Piper Jaffray explained to Company A the importance of acting quickly to submit a written proposal or otherwise confirm its interest and urged them to submit the highest price they would be willing to pay for Onyx. Piper Jaffray further informed Company A that the proposal would have to be approaching $5.00 per share or more in order to be considered in light of the status of Onyx’s discussions with other parties. Despite these instructions, later that day, Company A submitted a written proposal with a cash price of only $4.60 per share. Because of the imminent execution of the transaction with M2M at a higher price, and the fact that Company A had completed detailed due diligence and had also been clearly informed prior to its offer that, if it wanted to pursue a transaction with Onyx, it would have to offer its best and final proposal, Onyx determined, after telephone and email consultation with members of the board of directors, that it should proceed with the M2M transaction and no further discussions with Company A were held.
     Section 4(b) is hereby amended by adding the following new paragraphs to the end of Section 4(b):
     On July 21, 2006, representatives of Onyx spoke by telephone with representatives of CDC to discuss the process and schedule for negotiating a possible merger involving Onyx. Later on the same date, Onyx presented CDC with a proposed form of merger agreement similar to the M2M Merger Agreement. In addition, Onyx advised CDC that a definitive agreement would need to be fully negotiated on or before Tuesday, July 25, 2006 due to the quickly approaching special meeting to approve the merger with M2M and that Onyx and its representatives were prepared to make themselves available for negotiations as needed to accommodate this timeline. Despite the fact that CDC’s pending unsolicited tender offer to purchase all of the outstanding shares of Onyx for $5.00 in cash as filed with the SEC on

July 12, 2006 (the “Offer”) is not conditioned on any due diligence, CDC advised Onyx that CDC’s willingness to consummate a negotiated acquisition of Onyx would be conditioned upon due diligence. Although requested by Onyx, as of the time of filing of this Amendment No. 4 to the Statement, CDC has refused to waive this condition.
     In response to CDC’s position, Onyx advised CDC that it would consider CDC’s request for due diligence if CDC satisfied the following three preconditions: 1) agreement in principle regarding a form of definitive merger agreement is reached, 2) CDC establishes to Onyx’s reasonable satisfaction that it has available in the United States sufficient cash to consummate an acquisition of Onyx and 3) CDC affirms its willingness and ability to execute a definitive agreement within the timeframe specified above. As of the time of filing of this Amendment No. 4 to the Statement, these conditions remain unsatisfied.
     The first paragraph of Section 4(c), which appears on page 20 of the Statement as originally filed, is hereby amended and restated to read in its entirety as follows (new text is underlined):
     In reaching the conclusions and making the recommendation described above, the board of directors consulted with the Company’s management and the board’s financial and legal advisors, and took into account numerous factors, including, but not limited to, those listed in the following paragraphs. The following discussion includes all material factors and information considered by the Onyx board in making its recommendation, but is not, and is not intended to be, exhaustive.
     The first sentence of the thirteenth paragraph of Section 4(c), which paragraph appears on page 23 of the Statement as originally filed, is hereby amended and restated to read in its entirety as follows (new text is underlined):
     The preceding discussion of the information and factors considered by the Onyx board of directors includes all material factors and information considered by the Onyx board in making its recommendation, but is not, and is not intended to be, exhaustive.
Item 7. Purposes of the Transaction and Plans or Proposals.
     On July 21, 2006, Onyx presented CDC with a proposed form of merger agreement. As of the time of filing of this Amendment No. 4 to the Statement, negotiations, which were in preliminary stages, were underway concerning the Offer and the terms of a possible merger involving Onyx. No assurance can be given that any transaction will be pursued as a result of these negotiations, or if a transaction is pursued, that it will be consummated. As previously disclosed in the Statement, on July 15, 2006 Onyx’s board of directors adopted a resolution directing the officers of the Company not to disclose in response to Item 7 of the Statement or amendments to the Statement the possible terms of any transaction with any party or parties relating to (i) a tender offer or other acquisition of Onyx securities by Onyx, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Onyx or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Onyx or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Onyx, or any proposal relating thereto or the parties thereto, so long as no agreement in principle has been reached between the Company and such party or parties, it being the opinion of the Onyx board of directors that such disclosure would jeopardize continuation of the negotiations.
Item 9. Exhibits.
     Item 9 is hereby amended and supplemented to add the following exhibits:

Exhibit No.	Document
(a)(7)	Press release issued by Onyx on July 24, 2006 (1)
(e)(20)	Form of employment agreement amendment with officers entered into as of July 24, 2006 (2)

(1)	Filed as Exhibit 99.1 to Onyx’s Current Report on Form 8-K filed with the SEC on July 24, 2006 and incorporated herein by reference.

(2)	Filed as Exhibit 10.1 to Onyx’s Current Report on Form 8-K filed with the SEC on July 24, 2006 and incorporated herein by reference.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ONYX SOFTWARE CORPORATION
By:	/s/ Janice P. Anderson
Janice P. Anderson
Chief Executive Officer and Chairman of the Board

Date: July 24, 2006

EXHIBIT INDEX

Exhibit No.	Document
(a)(1)	Press release issued by Onyx on July 17, 2006 (1)

(a)(2)	Cover letter to shareholders (1)

(a)(3)	Onyx’s Definitive Proxy Statement on Schedule 14A relating to the Special Meeting of Shareholders to consider Onyx’s proposed merger with M2M Holdings, Inc. (2)

(a)(4)	Complaint titled CDC Corporation and CDC Software Acquisition Corp. v. Onyx Software Corporation, Janice P. Anderson, Charles M. Boesenberg, Teresa A. Dial, William B. Elmore, William Porter, Daniel R. Santell, Robert M. Tarkoff, M2M Holdings, Inc. and Orion Acquisition Corporation, filed on July 17, 2006 in the Superior Court of Washington for King County (3)

(a)(5)	Press release issued by Onyx on July 20, 2006 (4)

(a)(6)	Notice to Onyx 1998 Employee Stock Purchase Plan participants, dated July 21, 2006 (5)

(a)(7)	Press release issued by Onyx on July 24, 2006 (6)

(e)(1)	Excerpts from Onyx’s Definitive Proxy Statement on Schedule 14A filed April 28, 2006 relating to the Onyx 2006 Annual Meeting of Shareholders (1)

(e)(2)	Excerpts from Onyx’s Definitive Proxy Statement on Schedule 14A relating to the Special Meeting of Shareholders to consider Onyx’s proposed merger with M2M Holdings, Inc. (1)

(e)(3)	Employment Agreement dated June 7, 2004 between Onyx and Janice Anderson (incorporated by reference to exhibit 10.1 to Onyx’s Current Report on Form 8-K filed June 9, 2004)

(e)(4)	First Amendment to Employment Agreement dated January 20, 2005 between Onyx and Janice Anderson (incorporated by reference to exhibit 10.1 to Onyx’s Current Report on Form 8-K filed January 26, 2005)

(e)(5)	Second Amendment to Employment Agreement dated July 11, 2005 between Onyx and Janice Anderson (incorporated by reference to exhibit 10.1 to Onyx’s Current Report on Form 8-K filed July 14, 2005)

(e)(6)	Third Amendment to Employment Agreement made and entered into as of March 15, 2006 between Onyx and Janice P. Anderson (incorporated by reference to exhibit 10.2 to Onyx’s Current Report on Form 8-K filed March 17, 2006)

(e)(7)	Stock Option Agreement dated June 7, 2004 between Onyx and Janice Anderson (incorporated by reference to exhibit 10.2 to Onyx’s Current Report on Form 8-K filed June 9, 2004)

(e)(8)	Stock Option Agreement dated June 7, 2004 between Onyx and Janice Anderson (incorporated by reference to exhibit 10.3 to Onyx’s Current Report on Form 8-K filed June 9, 2004)

(e)(9)	Stock Option Agreement dated June 7, 2004 between Onyx and Janice Anderson (incorporated by reference to exhibit 10.4 to Onyx’s Current Report on Form 8-K filed June 9, 2004)

(e)(10)	Stock Option Agreement dated June 7, 2004 between Onyx and Janice Anderson (incorporated by reference to exhibit 10.5 to Onyx’s Current Report on Form 8-K filed June 9, 2004)

(e)(11)	Stock Option Agreement dated January 20, 2005 between Onyx and Janice Anderson (incorporated by reference to exhibit 10.2 to Onyx’s Current Report on Form 8-K filed January 26, 2005)

(e)(12)	Stock Award Agreement dated March 15, 2006 between Onyx and Janice P. Anderson (incorporated by reference to exhibit 10.3 to Onyx’s Current Report on Form 8-K filed March 17, 2006)

(e)(13)	Employment Agreement dated September 20, 2004 between Onyx and Jack Denault (incorporated by reference to exhibit 10.1 to Onyx’s Current Report on Form 8-K filed November 1, 2004)

(e)(14)	Employment Agreement dated March 16, 2005 between Onyx and Robert J. Chamberlain (incorporated by reference to exhibit 10.1 to Onyx’s Current Report on Form 8-K filed March 16, 2005)

(e)(15)	1998 Stock Incentive Compensation Plan as amended and restated on March 21, 2003 (incorporated by reference to exhibit 10.5 to Onyx’s Annual Report on Form 10-K for the year ended December 31, 2003)

(e)(16)	Rights Agreement dated October 25, 1999 between Onyx and ChaseMellon Shareholder Services LLC, as Rights Agent (incorporated by reference to exhibit 2.1 to Onyx’s Registration Statement on Form 8-A12G filed October 28, 1999)

(e)(17)	Amendment No. 1 to Rights Agreement dated March 5, 2003 between Onyx and Mellon Investor Services LLC (incorporated by reference to exhibit 4.1 to Onyx’s Annual Report on Form 10-K for the year ended December 31, 2002)

(e)(18)	Amendment No. 2 to Rights Agreement dated June 5, 2006 between the Onyx and Mellon Investor Services LLC (incorporated by reference to exhibit 10.2 to Onyx’s Current Report on Form 8-K filed June 6, 2006)

(e)(19)	Support Agreement dated June 5, 2006 among the shareholders listed on the signature pages thereto, Onyx and M2M Holdings, Inc. (incorporated by reference to exhibit 10.1 to Onyx’s Current Report on Form 8-K filed June 6, 2006)

(e)(20)	Form of employment agreement amendment with officers entered into as of July 24, 2006 (7)

(g)	Inapplicable

(1)	Previously filed as an exhibit to Onyx’s Schedule 14D-9 filed with the SEC on July 17, 2006 and incorporated herein by reference.

(2)	Previously filed with the SEC on June 29, 2006 and incorporated herein by reference.

(3)	Previously filed as an exhibit to Onyx’s Amendment No. 1 to Schedule 14D-9 filed with the SEC on July 19, 2006 and incorporated herein by reference.

(4)	Previously filed as Exhibit 99.1 to Onyx’s Current Report on Form 8-K filed with the SEC on July 21, 2006 and incorporated herein by reference.

(5)	Previously filed as an exhibit to Onyx’s Amendment No. 3 to Schedule 14D-9 filed with the SEC on July 21, 2006 and incorporated herein by reference.

(6)	Filed as Exhibit 99.1 to Onyx’s Current Report on Form 8-K filed with the SEC on July 24, 2006 and incorporated herein by reference.

(7)	Filed as Exhibit 10.1 to Onyx’s Current Report on Form 8-K filed with the SEC on July 24, 2006 and incorporated herein by reference.